Exhibit 99.1

Concordia Healthcare Announces Pricing of Offering of Senior Notes

OAKVILLE, ON – October 20, 2015 – Concordia Healthcare Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR) announced today the pricing of 9.5% Senior Notes due 2022 (the “Notes”). The principal amount of the Notes is US$790 million and the Notes were priced at an issue price of 100.0% of their face amount to yield 9.5%.

The Notes will be senior unsecured obligations of Concordia and will be guaranteed, jointly and severally, on a senior unsecured basis by certain of Concordia’s existing and future wholly-owned subsidiaries, including Amdipharm Mercury Limited (“AMCo”) and certain of its subsidiaries. The Company intends to use the net proceeds of the Notes offering to fund a portion of the purchase price and costs related to the AMCo acquisition. The completion of the Notes offering is expected to occur concurrently with the closing of the AMCo acquisition on or about October 21, 2015.

The Notes are being offered and sold in the United States to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to certain non-U.S. persons, including persons resident in Canada, in accordance with Regulation S under the Securities Act and other applicable securities laws. The Notes will not be registered under the Securities Act or the securities laws of any state or any other jurisdiction and may not be offered or sold in the United States absent an effective registration statement or an applicable exemption from the registration requirements under the Securities Act and applicable state securities laws and foreign securities laws. Any offer or sale of the Notes in Canada will be made on a private placement basis in a manner that is exempt from the prospectus requirements of applicable Canadian securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sales of the Notes in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This notice is being issued pursuant to and in accordance with Rule 135(c) under the Securities Act.

About Concordia

Concordia is a diverse healthcare company focused on legacy pharmaceutical products and orphan drugs. Concordia’s legacy pharmaceutical division, Concordia Pharmaceuticals Inc., consists of a portfolio of branded products and authorized generic contracts, including branded products such as Nilandron®, for the treatment of metastatic prostate cancer; Dibenzyline®, for the treatment of pheochromocytoma; Lanoxin®, for the treatment of mild-to-moderate heart failure and atrial fibrillation; Plaquenil®, for the treatment of lupus and rheumatoid arthritis, Donnatal® for the treatment of irritable bowel syndrome and Zonegran® (zonisamide) for treatment of partial seizures in adults with epilepsy. Concordia’s orphan drugs division owns Photofrin®. Photofrin® is marketed by Pinnacle Biologics, Inc. in the United States.

Concordia operates out of facilities in Oakville, Ontario; Bridgetown, Barbados; Roanoke, Virginia and has a specialty healthcare distribution (SHD) division that operates out of Kansas City, Missouri. Pinnacle Biologics, Inc. is located in Chicago, Illinois.

Notice regarding forward-looking statements:

This news release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to the use of proceeds of the Note offering, the completion of the Note offering and timing thereof, the completion of the acquisition of AMCo and timing thereof and the guarantee of the Notes by AMCo and certain of its subsidiaries. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to Concordia’s securities, the acquisition of AMCo, increased leverage, the inability to generate cash flows and/or stable margins, the pharmaceutical industry and the regulation thereof, economic factors, the equity and debt markets generally, general economic and stock market conditions and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Marija Mandic

Concordia Healthcare Corp.

905-842-5150 x 240

mmandic@concordiarx.com

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